DSM Press Release

DSM, Corporate [redacted]
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DSM

02E

Shanghai (PRC) / Heerlen (NL), 30 January 2007

DSM to build DSM China Campus in Shanghai for R&D and China Headquarters

Royal DSM N.V. today announces that it has decided to build a DSM China Campus in the Zhangjiang Hi-Tech Park in the Pudong New Area of Shanghai (PRC). The China Campus will comprise both all Shanghai offices of the DSM (China) Ltd. Holding and several business groups and the R&D labs of DSM in China. The DSM China Campus will initially house about 400 people with the possibility to further expand the facilities in the future. The Campus will be built in the course of the next 18 months and will be ready by mid 2008.

"Increased presence in emerging economies is a key platform of Vision 2010," said Jan Zuidam, Deputy Chairman of DSM's Managing Board of Directors. *"For China our target is to double our sales to more than USD 1 billion by 2010. The decision for a completely new DSM China Campus shows DSM's ongoing commitment to China and our firm belief that China will contribute significantly to our Vision 2010 ambitions, including innovation."*

Presently, the DSM R&D facility in China is located at the Gonglu site in the northeast of Shanghai and the offices are distributed over three offices in two different downtown buildings. Concentrating these facilities and offices at one location will have economic and social benefits for the company and its employees.

In its design and execution, the DSM China Campus will aim to achieve "Gold" certification within the LEED program. LEED stands for Leadership in Energy and Environmental Design.

"This underlines the importance that DSM attaches to sustainable and responsible entrepreneurship. The new facility will also allow us to integrate much better with the fast growing innovation talent pools of China. We are proud to locate our China Campus at Zhangjiang, which has become the leading innovation hub in China for bio-technology, nutritional products and advanced materials. These are DSM's key future strategic growth areas," commented Stefan Sommer, President of DSM (China) Ltd.

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 – Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information on DSM can be found at www.dsm.com.

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For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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